Exhibit 99.45

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 14, 2012 and March 24, 2011 in the Registration Statement on Form 40-F for the registration of common shares of Novadaq Technologies Inc.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
February 29, 2012	Licensed Public Accountants